United States securities and exchange commission logo





                             April 18, 2022

       Michael Burns
       Vice President - General Counsel
       CSX Corporation
       500 Water Street
       Jacksonville, Florida 32202

                                                        Re: CSX Corporation
                                                            Definitive Proxy
Statement on Schedule14A
                                                            File No. 001-08022
                                                            Filed March 22,
2022

       Dear Mr. Burns:

                                                        We have reviewed your
filing and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Definitive Proxy Statement on Schedule 14A filed on March 22, 2022

       General

   1. We note that CSX filed a definitive proxy statement relating to its annual meeting on
                                                        March 22, 2022. We also
note that a preliminary proxy statement on Schedule 14A was
                                                        filed by Chris Larson
on April 12, 2022, constituting a "solicitation in opposition," as defined in Note 3 to
paragraph (a) of Exchange Act Rule 14a-6. In light of the
                                                        information summarized
in the following bullet points, suggesting that CSX knew, or reasonably should have
known, of the existence of such solicitation in opposition, please advise why CSX did not
file its annual proxy statement in preliminary form pursuant to
                                                        Exchange Act Rule
14a-6(a). In responding to this comment, please refer to I.G.2 of the
                                                        Division of Corporation
Finance: Manual of Publicly Available Telephone
                                                        Interpretations, Third
Supplement, July 2001. It is our understanding that:

                                                              in correspondence
dated February 2, 2022 from Mr. Larson addressed to Nathan
                                                            Goldman, Corporate
Secretary of CSX, Mr. Larson gave notice to Mr. Goldman that
                                                            Mr. Larson "intends
to solicit proxies from shareholders in support of the shareholder
 Michael Burns
CSX Corporation
April 18, 2022
Page 2
           Board nominee" and that "such solicitation shall be in compliance regarding proxy solicitation as required pursuant to Regulation 14A under the Securities Exchange
           Act of 1934, as amended."
             in an email from Mark Austin, Assistant Corporate Secretary to Mr. Larson, dated
           February 11, 2022, Mr. Austin asked that Mr. Larson confirm whether he planned to file a proxy statement with the SEC and deliver proxy statements to CSX shareholders "representing at least half of CSX's outstanding common stock." We note that such email did not seek confirmation as to whether Mr. Larson planned to deliver proxy statements to any CSX shareholders, e.g. shareholders representing less than half of CSX's outstanding common stock.
             in an email from Mr. Larson to Mr. Austin, dated February 14, 2022, replying to Mr.
           Austin's request for confirmation, Mr. Larson indicated that he was not seeking to deliver a proxy statement and/or form of proxy to "holders of at least the percentage of the Corporation's outstanding capital stock required to elect the nominee." We note that such correspondence from Mr. Larson does not appear to refute the statement in his February 2 correspondence suggesting that he would solicit some
CSX
           shareholders.

       Please also advise us of CSX's intent with respect to disclosing to its shareholders the existence of this solicitation in opposition along with the additional disclosure specified by Items 4(b) and 5(b) in Exchange Act Rule 14a-101.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                              Sincerely,
FirstName LastNameMichael Burns
                                                              Division of
Corporation Finance
Comapany NameCSX Corporation
                                                              Office of Mergers
& Acquisitions
April 18, 2022 Page 2
cc:       Ning Chiu, Esq.
FirstName LastName